May 23, 2007

Jill S. Davis

Branch Chief

United States Securities and Exchange Commission

Mail Stop 0408

450 Fifth Street NW

Washington, D.C. 20549

Re:	Petrohawk Energy Corporation
Form 10-K for Fiscal Year Ended December 31, 2006
Filed February 28, 2007
File No. 0-25717

Dear Ms. Davis:

Thank you for the comments included in your letter dated May 15, 2007. On behalf of Petrohawk Energy Corporation, I have reproduced your comments below, and have included specific responses following each comment.

Form 10-K for the Fiscal Year Ended December 31, 2006

Engineering Comments

Oil and Natural Gas Reserves, page 7

Core-Operating Areas, page 8

1.	We have reviewed your response to our comment one of our letter dated May 2, 2007. Please amend your current filing to include the information required by Item 102 of Regulations S-K.

Response

We will amend Item 1. Business of our 2006 Annual Report on Form 10-K to include disclosures of reserve and production information for our principal fields as set forth on Appendix A. For your convenience, we have highlighted the proposed disclosures. Please note that due to significant acquisition activities during the year, we have provided production information for the fourth quarter or at year-end.

Oil and Natural Gas Operations, page 11

2.	We have reviewed your response to comment three. As there appears to be a material difference between the price of oil and the price of NGLs; and NSAI forecasts your total NGL production will be about 22% of total liquids and your 2007 production will be 14% of total liquids production, please amend your filing to provide separate disclosure for each of the last three years for:

•	oil/condensate production volumes and NGL production volumes;

•	oil/condensate prices and NGL prices and;

•	oil/condensate revenues and NGL revenues

Response

Please refer to the table below which details the 2006 oil/condensate and NGL production volumes, prices and revenues.

(in thousands, except price)	Oil	NGL
Production volumes (MBbls)	2,703	500
Prices	$62.27	$36.88

Revenues	$168,316	$18,440

NGL production volumes represent 3.1% and 3.8% of total revenues and production volumes, respectively, for the year-ended December 31, 2006. We will amend Item 1. Business and Item 7. Management’s discussion and analysis of financial condition and results of operations of our 2006 Annual Report on Form 10-K to include the following footnote disclosure:

(1) Approximately 5% and 7% of natural gas production represents natural gas liquids (calculated with a 6:1 equivalent ratio) with an average price of $36.88 and $40.50 for the years ended 2006 and 2005, respectively. Natural gas liquids represent less than 1% of natural gas production for the year ended December 31, 2004.

This disclosure will appear as a footnote to the natural gas production line item presented in a tabular format on pages 13, 38 and 41.

Reserve Report

3.	We have reviewed your response to comment six. Please amend your filing to disclose that in your largest field, Elm Grove/Caspiana, the amount of reserves that are undeveloped and developed but not producing is 70% of the total reserves of that field.

Response

Please see Appendix A for the proposed disclosures as they will appear in the Form 10-K/A, which includes disclosures for reserves and reserves classifications for the Elm Grove/Caspiana field.

We hereby acknowledge the following:

•	we are responsible for the adequacy and accuracy of the disclosures in our filings with the U.S. Securities and Exchange Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call with any questions or additional comments regarding our response. I can be reached at (832) 204-2727.

Very truly yours,

/s/ Shane M. Bayless
Shane M. Bayless Executive Vice President, Chief Financial Officer and Treasurer

Appendix A

Core Operating Regions

We provide reserves and production information for our principal producing fields in the following regional disclosures.

Mid-Continent Region

In the Mid-Continent region, we concentrate our drilling programs primarily in North Louisiana, East Texas and the Anadarko and Arkoma basins. Our Mid-Continent region operations provide us with a solid base for production and reserve growth. As of December 31, 2006, approximately 62% of our reserves, or 662.7 Bcfe, were located in our Mid-Continent fields. Our production from these fields averaged approximately 160 MMcfe/d in the second half of 2006. We plan to continue to exploit areas within the various basins that require low-risk exploitation wells for additional reservoir drainage. Our exploitation wells are generally infill and extension type wells. During 2006, we drilled 203 wells in this region with a success rate of 97%. In 2007, we plan to drill approximately 360 wells in this region, over half of which are planned in the Elm Grove/Caspiana and Terryville fields. We will also pursue drilling in horizontal plays in East Texas and North Louisiana, the Fayetteville shale, the Woodford shale and various other fields.

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Elm Grove/Caspiana Field—Our largest field, located primarily in Bossier and Caddo Parishes of North Louisiana, produces from the Hosston and Cotton Valley formations. These zones are composed of low permeability sandstones that require fracture stimulation treatments to produce. In 2006, we consolidated acreage from two significant acquisitions, increasing our acreage position so that we currently own working interests in 99 sections giving us exposure to 63,360 gross unit acres, over 35,000 gross acres and over 24,000 net acres. A section is approximately 640 acres or one square mile. We also own mineral and royalty interests in another twelve sections giving us exposure to another 7,680 gross unit acres and close to 1,000 net acres. In the second half of 2006, these fields contributed approximately 30% of our overall net production. As of December 31, 2006, proved reserves for the Elm Grove/Caspiana field were approximately 457 Bcfe, of which approximately 50% were classified as proved undeveloped and approximately 20% proved developed non-producing.

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We have been actively drilling infill and step-out wells at Elm Grove utilizing between four and six operated drilling rigs. During the year, we drilled 92 wells increasing net production to nearly 100 MMcfe/d at year-end. In 2007, we plan to drill approximately 100 operated wells to continue growing production and reserves. In addition, we anticipate that we will participate in an estimated 35 non-operated wells.

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We have also been successful in two production advancement initiatives in the Elm Grove/Caspiana field. The first initiative involves the use of coiled tubing to fracture stimulate and commingle the shallower Hosston formation with the existing Lower Cotton Valley formation, increasing the present value of the wells and eliminating additional capital expenditures. To date we have performed over 90 of these procedures successfully. We have also begun testing the economics of down-spacing the Lower Cotton Valley formation to 20 acre spacing. Our pilot program has now included the successful drilling of 19 20-acre spacing wells. In 2007 we plan to continue both programs.

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Terryville Field—Located in Lincoln Parish, Louisiana, this is our second largest producing field. We have acquired a very significant acreage position and hold working interests in over 100 sections surrounding the core producing area of the field, with over 60,000 gross unit acres and 34,000 net acres. The objective formations in this field include the Cotton Valley and Gray sands. In 2006 we drilled 17 wells increasing net production to approximately 35 MMcfe/d at year end. As of December 31, 2006, proved reserves for this field were approximately 84 Bcfe. For 2007, we plan to drill approximately 50 wells, including several extension and exploration wells.

•	WEHLU Field—The West Edmond Hunton Lime Unit, or WEHLU, covers 30,000 gross unit or 29,000 net acres (approximately 47 square miles) primarily in Oklahoma County,

Oklahoma. The WEHLU field, originally discovered in 1942, is the largest Hunton Lime formation field in the state of Oklahoma. The field has 38 oil and natural gas wells (36 currently producing approximately 6 MMcfe/d net) with stable production holding the entire unit. We own a 98% working interest and 80% net revenue interest in the majority of the field. Additionally, we have an agreement with a private company to jointly develop additional reserves and production in a portion of WEHLU. The area of mutual interest created by the agreement covers 5,680 acres located in the central northwest portion of the field and we own a 40% working interest and 33% net revenue interest in this area. Six successful horizontal wells were drilled in 2006 and we expect to drill seven additional horizontal wells in WEHLU in 2007. As of December 31, 2006, proved reserves for this field were approximately 18 Bcfe.

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Fayetteville Shale—We have interest in 51,200 gross unit acres or 10,500 net acres, primarily in Van Buren and Pope Counties. We drilled three operated wells and participated in three non-operated wells in 2006 to begin exploitation of our acreage position. At year-end, all of these wells were awaiting completion or pipelines. In 2007, we intend to expand our drilling effort in this area by drilling at least eight operated wells and we anticipate participation in another 12 non-operated wells.

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Woodford Shale—We have an interest in approximately 41 sections, or over 26,000 gross acres, in the Woodford Shale trends within the Arkoma and Ardmore Basins. Of these 41 sections, approximately 15 are in the Pine Hollow field area. We have six non-operated approved authorizations for expenditures for wells that we expect to be drilled in 2007, and anticipate additional operations to occur. The other 26 sections are located within several prospect areas where we are actively acquiring acreage and expect to initiate drilling operations during 2007.

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East Texas—Our properties in the East Texas Basin produce primarily from the Cotton Valley, Travis Peak and James Lime formations, which range in depth from approximately 6,500 feet to 10,000 feet. We own significant interests in the South Carthage, North Beckville and Blocker fields in Panola and Harrison Counties, Texas. Our working interest in these fields is between 47% and 100%. We have been actively acquiring acreage in the developing James Lime horizontal play and in the Travis Peak vertical play in Nacogdoches and Shelby Counties, Texas. To date we have acquired over 21,000 net acres in the trend with a 74% working interest. During 2006 we drilled two horizontal James Lime wells and two vertical Travis Peak wells in this trend, and anticipate drilling additional wells in both of these plays in 2007.

Gulf Coast Region

In the Gulf Coast region, we have oil and natural gas operations in south Texas, south Louisiana and the Mississippi salt dome basin. We are actively developing our properties and exploring on-trend acreage for new fields. In south Texas, where we have our most significant acreage position, we predominately explore Wilcox, Frio and Vicksburg aged formations. Production from the Gulf Coast region averaged 101 MMcfe/d during the second half of 2006. During 2006 we drilled 56 wells in this region with an overall success of 85%. In 2007 we plan to drill approximately 75 wells, particularly concentrating on fields where delineation and development of recent discoveries is warranted.

South Texas

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Lions Field—The Lions field in Goliad County continues to be a primary operational area for us. We drilled four wells during 2006, three of which have been completed and one is awaiting completion. Two fourth quarter wells, the Weise #3 and Dehnert #2, had initial flow rates in excess of 6 MMcfe/d and 14 MMcfe/d, respectively. The Weise #4, which we expect to have initial sales in the first quarter of 2007, should also be a high rate well. We own approximately 55% working interest in all three wells. We currently have two rigs drilling in the field, one operated and one non-operated, and expect to drill at least six wells during 2007. Additionally, we finalized the acquisition of a high-density 3-D seismic survey in the fourth quarter of 2006 and are utilizing this improved data volume in our 2007 field development program. As of December 31, 2006, proved reserves for the Lions field were approximately 15 Bcfe. Production in the fourth quarter of 2006 averaged 13 Mmcfe/d.

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Austin/Mission Rosario Fields—We were active in these neighboring field areas in 2006 with the completion of three wells in the Mission Rosario Field and two wells in the Austin Field. In Mission Rosario, we completed the O’Connor Ranch #36 (100% working interest), #37 (50% working interest) and #38 (100% working interest), and are currently drilling the #41 (100% working interest). All of these wells are geopressured Lower Wilcox wells that have had initial production of 1.5 MMcfe/d to 4.0 MMcfe/d. In the Austin field, we completed the Dreier #1 (28% working interest) and Salyer- Sherman #1 (58% working interest) from Lower Wilcox sands and had initial rates of 8.5 MMcfe/d and 7.8 MMcfe/d, respectively. We are also in the process of acquiring a new 3-D seismic survey between these two fields that we anticipate will create additional drilling opportunities in 2007.

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La Reforma Field—We continue to achieve excellent success with the drilling program in this Lower Vicksburg field in Starr County, Texas where we own a 50% working interest. During 2006 we completed the Guerra “D” #7 at a rate in excess of 9 MMcfe/d, the Guerra “D” #6 with initial production of 10 MMcfe/d and are currently drilling the Guerra “D” #9 in a fault block offsetting the Guerra “D” #7. We also are in the process of completing the Guerra “B” #1 in Frio sands at approximately 7,500 feet. In 2007, we anticipate drilling between four to seven additional wells in this field. As of December 31, 2006, proved reserves for the La Reforma field were approximately 16 Bcfe. Production in the fourth quarter of 2006 averaged 7 Mmcfe/d.

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Provident City Field—In 2006 we finalized the completion of the Garrett #1 and #2 wells (50% working interest) in multiple Lower Wilcox sands, with initial rates of 11 MMcfe/d and 2 MMcfe/d, respectively. Additionally, we have developed several more prospects in this area and anticipate drilling at least two wells in 2007.

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Nabors Field—We completed two wells in 2006 in this field in Starr County, Texas. The Cleopatra #5 and #7, both 100% working interest wells, were completed in Lower Vicksburg sands at initial production rates in excess of 11 MMcfe/d and 9 MMcfe/d, respectively. In 2007 we anticipate drilling at least two additional development wells and at least two additional exploratory wells in the field area.

South Louisiana

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Gueydan Field—We have multiple opportunities to expand production in this salt dome field in Vermilion Parish, Louisiana where we have 3,000 net acres. We have recently completed acquisition of new 3-D seismic data that was shot specifically to delineate shallow prospects similar to a well that we completed in early 2005. We anticipate drilling at least three shallow exploratory wells in 2007 to test the prospects we have identified with this 3-D data set. We also are in the final stages of performing a Pre-Stack Depth Migration of a large 3-D data set in order to finalize the interpretation of several deep Frio prospects on the flanks of the dome. Once the re-processing of this data has been completed we anticipate drilling an approximate 16,000 foot Camerina test, and have other Mio-Gyp and Marg Tex prospects identified.

Mississippi Salt Dome Basin

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Winchester Prospect—We have completed two new field discoveries on prospects in Wayne County, Mississippi. The Board of Education #16-11 and the Clark #4-5 were both completed in the fourth quarter of 2006 in the Smackover at approximately 15,500 feet at rates in excess of 900 barrels of oil equivalent per day (BOE/d) and 700 BOE/d, respectively. We also have completed drilling the Board of Education #16-14 as an offset to the #16-11 and anticipate completing it in the first quarter of 2007. We will have two rigs operating in the first half of 2007 to accelerate the development of these field areas. Production from this field was deferred until the end of 2006 due to the need to build a gas pipeline, but we expect significant production growth from this region through 2007.

Permian Basin Region

In the Permian Basin region, our principal properties are in the Waddell Ranch field in Crane County, Texas, the TXL field located in Ector County, Texas, the Sawyer Canyon field in Sutton County, Texas and the Jalmat field in Lea County, New Mexico. These legacy fields have low production declines and we pursue low risk workover and development drilling programs designed to replace production. During the second half of 2006, production from this region averaged 41 MMcfe/d. We drilled 52 wells in this region in 2006 with a 92% success ratio. In 2007 we anticipate drilling 50 to 60 wells.

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Waddell Ranch Field—This field is located in Crane County, Texas and is our most significant property in the region. The Waddell Ranch Field complex is comprised of over 75,000 gross or 22,100 net acres and is productive from over 15 different reservoirs. The primary production is from the Queen, Grayburg, San Andres, Clearfork, and Ellenburger formations ranging in depth from 3,000 feet to 11,000 feet. We have a working interest in this non-operated field that ranges from 18.5% to 75.2%. During 2006, 22 wells were drilled along with 62 workovers and a similar program is planned for 2007. As of December 31, 2006, proved reserves for the Waddell Ranch field were approximately 62 Bcfe. Production in the fourth quarter of 2006 averaged 8 Mmcfe/d. Approximately 75% of the field production is oil.

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Sawyer Canyon Field—This field is located in Sutton County, Texas and is the second most significant property in the region. The field encompasses approximately 50 sections and during the past several years there have been drilling programs targeting shallow Canyon sandstone formations. We have a 92% to 100% working interest in most of the areas we are actively drilling. We plan to drill six wells in 2007. As of December 31, 2006, proved reserves for the Sawyer Canyon field were approximately 39 Bcfe. Production in the fourth quarter of 2006 averaged 11 Mmcfe/d.

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TXL Field—This waterflood is located in Ector County, Texas and is unitized in the Clearfork/Tubb formation at approximately 5,600 feet. We have a 20% working interest and a 25% net revenue interest in this non-operated property. Over 100 additional infill drill sites remain to be drilled in this property which we believe will lead to additional proved reserves as well as upside potential. Twelve wells were drilled in 2006 and 14 wells are planned for 2007. As of December 31, 2006, proved reserves for the TXL field were approximately 25 Bcfe. Production in the fourth quarter of 2006 averaged 3 Mmcfe/d. Approximately 63% of the field production is oil.

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Jalmat Field—An extensive review of Jalmat Field, located in Lea County, New Mexico, has resulted in the identification of over 45 recompletion/stimulation workovers in the Tansill, Yates and Seven Rivers and significant waterflood potential in the Seven Rivers-Queen zone. Offsetting units have had excellent waterflood results in this same interval. We own a 96% working interest and 83% net revenue interest in this field. In 2006 eight wells were drilled and 17 recompletion workovers were completed and 15 workovers are projected for 2007. As of December 31, 2006, proved reserves for the Jalmat field were approximately 48 Bcfe. Production in the fourth quarter of 2006 averaged 6 Mmcfe/d. Approximately 68% of the field production is oil.